================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                               (Amendment No. 4)

                               -----------------

                              ASA HOLDINGS, INC.
                               (Name of Issuer)

                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                                DELTA SUB, INC.
                                   (Bidders)
                               -----------------
                         Common Stock, $0.10 Par Value
                        (Title of Class of Securities)
                               -----------------
                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)
                               -----------------
                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                   Hartsfield Atlanta International Airport
                               Atlanta, GA 30320
                                (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                               -----------------
                                With Copies to:

                                Joseph Rinaldi
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

                           CALCULATION OF FILING FEE
================================================================================
          Transaction Valuation*                Amount of Filing Fee**
================================================================================
               $720,965,818                            $144,193
================================================================================
* Calculated by multiplying $34.00, the per share tender offer price, by 20,528,177, which represents (i) the sum of the number of shares of common stock outstanding on February 19, 1999 (excluding shares of common stock already owned by Delta Air Lines, Inc. and its affiliates) plus (ii) the 676,700 shares of common stock subject to options which were vested and exercisable as of February 19, 1999.
**   Calculated as 1/50 of 1% of the transaction value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________    Filing Party: ________________________
Form or Registration No.: ___________    Date Filed: __________________________

================================================================================

                                SCHEDULE 14D-1
-----------------------
  CUSIP NO. 04338Q 10 7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DELTA AIR LINES, INC.

      IRS IDENTIFICATION NO. 58-0218548
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK; WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      7,995,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      CO
------------------------------------------------------------------------------

                                SCHEDULE 14D-1
-----------------------
  CUSIP NO. 04338Q 10 7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DELTA AIR LINES HOLDINGS, INC.

      IRS IDENTIFICATION NO. 51-0323487
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      7,995,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      CO
------------------------------------------------------------------------------

                                SCHEDULE 14D-1
-----------------------
  CUSIP NO. 04338Q 10 7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DELTA SUB, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      GEORGIA
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      7,995,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      CO
------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 filed by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub")
(iii) and Delta Air Lines Holdings, Inc., a Delaware Corporation ("Delta Holdings"), relates to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1.  Security and Subject Company

     (a) The name of the subject company is ASA Holdings, Inc., a Georgia corporation, which has its principal executive offices at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354.

     (b) The exact title of the class of equity securities being sought is shares of common stock, $0.10 par value per share, of ASA. As of February 19, 1999, there were 20,528,177 Shares issued and outstanding and approximately 864 holders of record. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer--Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background

     (a)-(d) and (g) This Statement is filed by Delta, Delta Sub and Delta Holdings. The information set forth under "Introduction", "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Delta Sub" and
Schedule II of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) To the best knowledge of Delta, Delta Sub and Delta Holdings, during the last five years, none of Delta, Delta Sub nor Delta Holdings, nor any of the persons listed in Schedule II of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company

     (a) The information set forth under "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Delta Sub" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for ASA after the Offer and the Merger", "Special Factors--The Merger Agreement" and "The Tender Offer-- Certain Information Concerning Delta, Delta Holdings and Delta Sub" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

     (a)-(c) The information set forth under "The Tender Offer--Financing of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

     (a)-(e) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for ASA After the Offer and the Merger", "Special Factors--The Merger Agreement", "The Tender Offer--Financing of the Offer and the Merger" and "The Tender Offer--Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "The Tender Offer--Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

     (a)-(b) The information set forth under "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning ASA", "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Delta Sub" and Schedules I and II of the Offer to Purchase is incorporated herein by reference.

     On January 26, 1999 the ASA Board of Directors granted to certain executives options to purchase Shares under ASA's 1997 Nonqualified Stock Option Plan as follows:


                                             Outstanding Options
     Name                                       at Grant Date     Exercise Price
     ----                                       -------------     --------------

George F. Pickett...........................       102,000            30.25
John W. Beiser..............................       102,000            30.25
Ronald V. Sapp..............................        40,000            30.25
Edward J. Paquette..........................        40,000            30.25
Samuel J. Watts.............................        21,000            30.25
John P. McBryan.............................        10,000            30.25
Charles J. Thibaudeau.......................        24,000            30.25
John A. Bedson..............................        22,000            30.25
Mark W. Fischer.............................        10,000            30.25
Renee H. Skinner............................        14,000            30.25
R. Mark Bole................................        16,000            30.25
W. Grant Nichols............................        13,000            30.25
James J. Cerniglia..........................        20,000            30.25

     On January 15, 1999 the ASA Board of Directors granted to certain non-employee directors options to purchase Shares under the ASA's 1998 Nonqualified Stock Option Plan for Non-Employee Directors as follows:

                                             Outstanding Options
     Name                                       at Grant Date     Exercise Price
     ----                                       -------------     --------------

Alan M. Voorhees............................        2,500             30.313
Ralph W. Voorhees...........................        2,500             30.313
Parker H. Petit.............................        2,500             30.313
Jean A. Mori................................        2,500             30.313
George Berry................................        2,500             30.313

      ASA purchased 20,000 Shares at $30.63 and John W. Beiser gifted 200 Shares on January 26, 1999. Parker H. Petit purchased 100 Shares at $31.125 and 2,900 Shares at $31.360 on January 19, 1999.

     Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for ASA After the Offer and the Merger", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning ASA" and "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Delta Sub" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to Be Compensated

     The information set forth under "Introduction", "Special Factors--Opinion of Financial Advisor to the ASA Board" and "The Tender Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

     Not applicable.

Item 10.  Additional Information

     (a) The information set forth under "Special Factors--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth under "The Tender Offer--Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "The Tender Offer--Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of February 15, 1999, among ASA, Delta and Delta Sub, copies of which appear as Exhibits (a)(1),
(a)(2) and (c)(3) hereto, is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     (a)(1)    Offer to Purchase dated February 22, 1999.

     (a)(2)    Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.

     (a)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in The Wall Street Journal on February 22, 1999.

     (a)(8)    Text of Press Release issued by Delta on February 16, 1999.

     (b)(1) Credit Agreement dated as of May 2, 1997 among Delta, Certain Banks and NationsBank, N.A. (South), as agent bank. (Incorporated herein by reference to Exhibit 4.7 of Delta's Annual Report on Form 10-K for the year ended June 30, 1997).

     (c)(1) Stock Purchase Agreement dated May 28, 1986, between Delta and Atlantic Southeast Airlines, Inc. (Incorporated herein by reference to Exhibit 1 of Delta's Schedule 13D filed on June 6,
               1986).

     (c)(2) Stock Agreement among Delta, Delta Holdings, Atlantic Southeast Airlines, Inc. and ASA dated as of March 17, 1997.

     (c)(3) Agreement and Plan of Merger, dated as of February 15, 1999, among ASA, Delta and Delta Sub. (Incorporated herein by reference to Exhibit 99.3 of Amendment No. 3 to Delta's Schedule 13D filed on February 15, 1999.)

     (c)(4) Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among George F. Pickett, ASA and Delta.

     (c)(5) Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among John W. Beiser, ASA and Delta.

     (c)(6) Shareholders Agreement dated as of February 15, 1999, among Delta and certain shareholders of ASA. (Incorporated herein by reference to Exhibit 99.4 of Amendment No. 3 to Delta's Schedule 13D filed on February 16, 1999.)

     (c)(7) Confidentiality Agreement, dated February 9, 1999, between ASA and Delta.

     (d)       Not applicable.

     (e)       Not applicable.

     (f)       Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 22,1999                DELTA AIR LINES, INC.


                                By:   /s/ Maurice W. Worth
                                   ---------------------------------------------
                                      Name:    Maurice W. Worth
                                      Title:   Chief Operating Officer


                                DELTA AIR LINES HOLDINGS, INC.


                                By:   /s/ Leslie P. Klemperer
                                   ---------------------------------------------
                                      Name:    Leslie P. Klemperer
                                      Title:   Vice President and Secretary


                                DELTA SUB, INC.


                                By:   /s/ Dean C. Arvidson
                                   ---------------------------------------------
                                      Name:    Dean C. Arvidson
                                      Title:   Secretary

                                  EXHIBIT INDEX

 Exhibit No.
-------------

(a)(1)          Offer to Purchase dated February 22, 1999.

(a)(2)          Letter of Transmittal.

(a)(3)          Notice of Guaranteed Delivery.

(a)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on February 22, 1999.

(a)(8)          Text of Press Release issued by Delta on February 16, 1999.

(c)(2) Stock Agreement among Delta, Delta Holdings, Atlantic Southeast Airlines, Inc. and ASA dated as of March 17, 1997.

(c)(4) Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among George F. Pickett, ASA and Delta.

(c)(5) Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among John W. Beiser, ASA and Delta.

(c)(7) Confidentiality Agreement, dated February 9, 1999, between ASA and Delta.